SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

TrueCar, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

89785L107

(CUSIP Number)

November 4, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89785L107

1.	Names of Reporting Persons. AutoNation, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,370,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,370,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,370,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.1%*
12.	Type of Reporting Person (See Instructions) CO

*

Percentage is based on 88,113,160 shares of common stock outstanding as of November 4, 2022, as disclosed in the issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2022, filed with the Securities and Exchange Commission on November 9, 2022.

CUSIP No. 89785L107

1.	Names of Reporting Persons. Auto Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,370,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,370,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,370,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.1%
12.	Type of Reporting Person (See Instructions) OO

*

Percentage is based on 88,113,160 shares of common stock outstanding as of November 4, 2022, as disclosed in the issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2022, filed with the Securities and Exchange Commission on November 9, 2022.

Item 1.

(a)	Name of Issuer:

TrueCar, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1401 Ocean Ave, Suite 200

Santa Monica, California 90401

Item 2.

(a)	Name of Person Filing:

(i)	AutoNation, Inc.
(ii)	Auto Holdings, LLC

(b)	Address of Principal Business Office or, if none, Residence:

(i)	200 SW 1st Ave
Fort Lauderdale, Florida 33301

(ii)	200 SW 1st Ave
Fort Lauderdale, Florida 33301

(c)	Citizenship:

(i)	Delaware
(ii)	Delaware

(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share

(e)	CUSIP Number:

89785L107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

					Number of shares as to which the person has:
Reporting person	Amount beneficially owned		Percent of class		Sole power to vote or to direct the vote	Shared power to vote or to direct the vote		Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
AutoNation, Inc.	5,370,000	*	6.1	%**	0	5,370,000	*	0	5,370,000	*
Auto Holdings, LLC	5,370,000	*	6.1	%**	0	5,370,000	*	0	5,370,000	*

*	The shares are held directly by Auto Holdings, LLC, a direct wholly owned subsidiary of AutoNation, Inc.
**

Percentage is based on 88,113,160 shares of common stock outstanding as of November 4, 2022, as disclosed in the issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2022, filed with the Securities and Exchange Commission on November 9, 2022.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

EXHIBIT INDEX

Exhibit 1	Joint filing agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2022

AUTONATION, INC.

By:	/s/ C. Coleman Edmunds
Name: C. Coleman Edmunds
Title: Executive Vice President, General Counsel and
Corporate Secretary

AUTO HOLDINGS, LLC

By:	/s/ C. Coleman Edmunds
Name: C. Coleman Edmunds
Title: President